Management’s Discussion and Analysis

for the First Quarter ended March 31, 2012

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	3
Highlights of Q1 2012	4
Minefinders Transaction	5
Q1 Operating Performance	6
Overview of Q1 Financial Results	11
2012 Operating Outlook	14
Liquidity Position	15
Capital Resources	15
Investments and Investment Income	16
Financial Instruments	17
Contractual Commitments and Contingencies	18
General and Administrative	18
Exploration and Project Development	18
Alternative Performance Measures	18
Risks and Uncertainties	19
Critical Judgements In The Application Of Accounting Policies	21
Changes In Accounting Standards	21
Subsequent Events	22
Disclosure Controls and Procedures	22

Management’s Discussion and Analysis of Financial

Condition and Results of Operations

May 15, 2012

Introduction

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2011 and the unaudited condensed consolidated financial statements for the three months ended March 31, 2012 and 2011 and the related notes contained therein. All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Pan American’s significant accounting policies are set out in Note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2011. This MD&A refers to various non-Generally Accepted Accounting Principles (“GAAP”) measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, detailed descriptions and reconciliations have been provided where applicable.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits throughout South America and Mexico. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the NASDAQ Exchange in New York (Symbol: PAAS).

Pan American was founded in 1994 with the specific intention of providing investors with the best investment opportunity to gain real exposure to silver prices. The Company's mission is to be the largest and lowest cost primary silver mining company globally. To realize this mission, Pan American’s strategy is to focus on growing its base of low cost silver production and silver mineral reserves by constantly optimizing its production methods, and developing new silver deposits through acquisition and exploration.

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American’s operational track record and strong financial standing has positioned the Company to take full advantage of strategic opportunities in the silver market, as they arise. As such, on March 30, 2012 the Company and Minefinders Corporation Ltd. (TSX: MFL; NYSE/AMEX: MFN) (“Minefinders”) announced that they had completed the previously announced plan of arrangement under the Business Corporations Act (Ontario) whereby Pan American acquired all of the issued and outstanding common shares of Minefinders after receiving shareholder approval at meetings held on March 26, 2012. This transaction creates a leading, growth-oriented, geographically-diversified silver producer with a combined market capitalization of approximately $3.4 billion as measured at the completion date, an exceptional growth profile, and enhanced portfolio diversification. Please refer to the “Minefinders Transaction” section for more details.

Highlights of Q1 2012

OperationS & PROJECT DEVELOPMENT

•	Silver Production

Silver production was 5.5 million ounces in Q1 2012, an increase of 3% over the production of 5.3 million ounces in Q1 2011. This increase was mainly attributable to the increased production at San Vicente on account of higher grades and improved throughput, where 0.9 million ounces was produced compared to 0.6 million ounces in the comparable period in 2011.

•	Navidad Project Update

The Navidad project team continued to make good progress updating the project feasibility study, spending approximately $7.1 million in the current quarter. Efforts focused on optimizing metallurgical recoveries and incorporating new drilling results from the Calcite Northwest deposit. The Company continued its corporate social responsibility efforts in the quarter and commenced detail engineering focused on the site civil works, camp and auxiliary buildings. The Company also focused on updating the environmental impact assessment baseline to incorporate the volcanic ash from last year’s eruptions affecting this area. Both the feasibility study and environmental impact assessment are ready for finalization upon the positive announcement of a change in the laws in Chubut, Argentina to allow for open pit mining. The Company continued to make investments in the local communities that will enable integration of the project in areas of educational support, water management, development of local business, assistance with power supply, general environmental cleanup in the communities, and agricultural assistance.

•	La Preciosa Update

In early April 2012, the Company provided notice to Orko Silver Corp. (“Orko”) that it had decided not to deliver a feasibility study before April 13, 2012 for the La Preciosa project as required under the terms of the joint venture agreement between Orko and Pan American. As a result, Pan American is relinquishing its right to earn a 55% interest in the La Preciosa project and Orko will retain 100% of the project. After completing almost three years of exploration, engineering and project development work, the Company came to the conclusion that any continued participation in the La Preciosa project is unlikely to generate a rate of return that meets Pan American's internal economic hurdle rate. Because the Company had no carrying value in this project, there is no loss on relinquishment of the project.

Financial

▪	Revenue increased by 20% to $228.8 million in Q1 2012 from Q1 2011, due primarily to higher realized precious metal prices and an increase in quantities of most metal sold.
▪	Mine operating earnings increased to $101.9 million in Q1 2012, 6% higher than the mine operating earnings in the comparable period of 2011.
▪	Adjusted earnings for Q1 2012 of $61.4 million after adjusting for gains on derivatives and closing costs of the Minefinders transaction compared to $65.2 million for Q1 2011. In light of the increase in mine operating earnings, the adjusted earnings decrease is primarily on account of a higher tax expense and exploration and project development expense.
▪	Adjusted earnings per share of $0.58 compared to $0.61 for the corresponding period in 2011.
▪	Cash flow from operations, of $37.4 million, a 37% decrease from the $59.5 million in the comparable quarter last year, was affected primarily by the timing of tax payments and other non-cash working capital changes.
▪	Pan American announced a 50% increase in its recurring quarterly dividend and paid this cash dividend of $0.0375 per common share to its shareholders of record as of the close of business on March 5, 2012 and has declared the next quarterly dividend of the same amount on May 15, 2012. These dividends are designated to be eligible dividends for the purposes of the Income Tax Act (Canada).

Pan American Silver Corp.	4

▪	Working capital increased by $216.4 million from December 31, 2011 to $782.8 million at the end of Q1 2012, primarily from continued strong cash flow from operations and on account of the net cash, short term investments and other working capital acquired in the Minefinders transaction.

Minefinders transaction

On March 26, 2012, the Company announced the positive results of the shareholder votes of the Company and of Minefinders that approved the previously announced plan of arrangement (the “Arrangement”) allowing Pan American to acquire all of the issued and outstanding common shares of Minefinders. The overwhelming majority of both Pan American and Minefinders’ shareholders voted in favour of the Arrangement at their respective special shareholders’ meetings.

As a result, on March 30, 2012, the Company announced that it had completed the Arrangement under the Business Corporations Act (Ontario) whereby Pan American acquired all of the issued and outstanding common shares of Minefinders.

Under the terms of the Arrangement, former Minefinders shareholders who elected the full proration option received CDN$1.84 and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American shares and CDN$0.0001 for each of their Minefinders shares, and those who elected the cash option received CDN$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

Pan American’s management believes that the strategic benefits to shareholders resulting from the acquisition include: (i) enhanced operating and development portfolio diversification towards producing assets in a stable mining jurisdiction, (ii) additional near-term cash flow, (iii) creation of the leading growth profile in the silver sector, (iv) a meaningful reduction of average silver cash costs across the Company’s production portfolio, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration (vi) a number of attractive near-term opportunities to drive production growth, (vii) a strong balance sheet and access to capital; and (viii) increases in the Company’s exposure to the prices of silver and gold.

Preliminary Purchase Allocation

The purchase consideration total was $1,264.3 million, comprised of $1,088.1 million in common shares of Pan American, (49.4 million shares issued), $165.4 million in cash, and $10.7 million in replacement options. The Company incurred approximately $13.8 million of transaction costs.

Pan American exchanged and replaced all outstanding Minefinders options at an exchange ratio of 0.6235 and at strike prices equivalent to the original strike prices divided by 0.6235.

Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction.

Replacement options were valued using the Black-Scholes option pricing model. Assumptions used were as follows:

Dividend yield	0.26%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

Pan American Silver Corp.	5

A preliminary purchase price allocation for the Minefinders transaction is calculated and presented as follows:

Cash	$165,413
Replacement options	10,739
Fair value of Pan American shares issued	1,088,104
Purchase Consideration	$1,264,256

The purchase price allocation is as follows:
Net working capital acquired (including cash of $251.9 million)	$333,478
Mineral property, plant and equipment	1,045,326
Goodwill	211,292
Closure and decommissioning liability	(10,880)
Long term debt	(49,685)
Deferred tax liability	(265,275)
$1,264,256

Goodwill has been primarily recognized as a result of the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed and none of this is deductible for tax purposes. During the quarter ended March 31, 2012, there is a nil net income for Minefinders (period from acquisition date of March 30, 2012 to March 31, 2012).

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement dated March 30, 2012, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year. The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time. Furthermore, on April 19, 2012, the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) as part of the Minefinders acquisition that establishes, amongst other terms, the convertibility features of these Notes. Further details related to these Notes and their convertibility can be found in the interim financial statement Note 13, Long Term Debt.

Further details related to the Minefinders transaction can be found in Note 3 of the unaudited condensed interim consolidated financial statements. As at the date these unaudited condensed interim consolidated financial statements were issued, the allocation of the purchase price has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and determining the value of goodwill.

Q1 Operating Performance

The following tables reflect the realized prices of metals produced and consolidated metal production achieved in each period under review:

	Realized Metal Prices		Quantities of Metal Produced
	Three months ended March 31,		Three months ended March 31,
	2012	2011	2012	2011
Silver – in ounces	$33.00	$31.14	5,502,958	5,344,740
Gold – in ounces	$1,706	$1,385	19,496	18,640
Zinc – in tonnes(1)	$2,021	$2,403	11,032	8,844
Lead – in tonnes(1)	$2,077	$2,612	4,015	3,300
Copper –in tonnes(1)	$7,918	$9,497	980	1,246
(1)	Metal price stated as cash settlement per tonne.

Pan American produced 5.5 million ounces of silver in Q1 2012, which was 3% higher than the 5.3 million ounces produced in Q1 2011. Silver production increased slightly at San Vicente, while remaining relatively stable at the remaining operations over the prior year, highlighting the portfolio effect of the Company’s 7 operating mines.

Consolidated production of gold was 19,496 ounces compared to 18,640 ounces produced in the comparable period of 2011. The increase in gold production was mainly due to higher gold grades processed at Manantial Espejo. Consolidated zinc production increased by 25% relative to the comparable period of 2011 due largely to higher grades processed at all operations as well as increased throughput rates at Huaron and San Vicente. Consolidated lead production benefited from higher throughput rates at Huaron, offset by lower copper production as throughput rates declined at Quiruvilca.

Pan American Silver Corp.	6

Cash Costs per Ounce of Silver(1)

Consolidated cash costs for Q1 2012 were $10.49 compared to $7.83 per ounce for the corresponding period of 2011. The most significant factors behind this increase in cash costs were an 18% increase in direct operating costs primarily due to increased labor related costs, operating supplies, and certain royalties, partially offset by a 6% increase in by-product credits on account of higher production of all by-products except for copper, and higher realized gold price.

(1)	Cash cost per ounce of silver - The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines. For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our production costs, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found in the section Alternative Performance Measures of this MD&A.

Operations Review

•	Huaron Mine

	Three months ended
	March 31,
	2012	2011
Tonnes milled	170,464	155,728
Average silver grade – grams per tonne	169	168
Average zinc grade - %	2.96	2.35
Average silver recovery - %	83.2	77.5
Silver – ounces	769,440	653,863
Gold – ounces	217	348
Zinc – tonnes	3,461	2,176
Lead – tonnes	1,911	982
Copper – tonnes	413	348

Cash costs per ounce (1)	$10.07	$11.60
Total costs per ounce (1)	$13.25	$13.27

Payable ounces of silver	678,362	591,238

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

In Q1 2012, Huaron produced 0.8 million ounces of silver, which was an improvement to the production level achieved in Q1 2011. The higher silver production was a result of improved throughput rates and recoveries in the mill.

Cash costs per ounce in Q1 2012 were $10.07, which were 13% lower than the $11.60 per ounce realized in Q1 2011. The net decrease in cash costs was mainly due to higher by-product credits on a per silver ounce basis as a result of increased by-product production, while operating cost increases were largely offset by the higher silver production.

Capital expenditures during Q1 2012 totaled $2.1 million at the Huaron mine which included expenditures on mine development, drilling, equipment upgrades and equipment replacements.

Pan American Silver Corp.	7

•	Morococha Mine*

	Three months ended
	March 31,
	2012	2011
Tonnes milled	123,992	124,873
Average silver grade – grams per tonne	133	147
Average zinc grade - %	3.22	2.48
Average silver recovery - %	87.2	87.3
Silver – ounces	462,752	514,975
Gold – ounces	943	457
Zinc – tonnes	3,177	2,547
Lead – tonnes	841	983
Copper – tonnes	363	403

Cash costs per ounce (1)	$16.95	$6.86
Total costs per ounce (1)	$23.35	$9.87

Payable ounces of silver	392,084	465,049

*	Production and cost figures are for Pan American’s 92.2% share only.
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

The Morococha mine produced 0.5 million ounces of silver during Q1 2012, 10% down from the production achieved in the comparable 2011 period. The expected decrease was directly attributable to 10% lower silver grades. The mine continues to focus on meticulously advancing development rates to access higher grade ore and allow for operational flexibility in future years.

Cash costs per ounce in Q1 were $16.95, significantly higher than $6.86 per ounce a year earlier but an improving trend from the last two quarters of 2011. The increase in cash costs was a result of expenses associated with strategically increasing underground development advances, higher cost of labour and associated benefits, a 5% decrease in by-product credits and deteriorated smelter terms affecting payable ounces.

Capital expenditures during Q1 2012 totaled $5.4 million at the Morococha mine. The capital spending was primarily on long term mine developments and related equipment repairs and replacements, and exploration drilling. In addition, $2.9 million was invested on the Morococha relocation project during Q1 2012, much of it for completion activities of the recently built facilities.

•	Quiruvilca Mine

	Three months ended
	March 31,
	2012	2011
Tonnes milled	62,468	82,573
Average silver grade – grams per tonne	105	128
Average zinc grade - %	3.05	3.02
Average silver recovery -%	82.8	82.4
Silver – ounces	173,938	279,022
Gold – ounces	272	525
Zinc – tonnes	1,615	2,103
Lead – tonnes	473	745
Copper – tonnes	185	349

Cash costs per ounce (1)	$33.06	$4.65
Total costs per ounce (1)	$34.13	$7.20

Payable ounces of silver	151,560	253,835

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Pan American Silver Corp.	8

The Quiruvilca mine’s silver production of 0.2 million ounces in Q1 2012 was lower than the same quarter in the prior year. The decrease in silver production in Q1 2012 was attributable to anticipated lower silver grades and throughput rates. As discussed in the MD&A for the year ended December 31, 2011, the Company continued to assess strategic alternatives for the mine which may include continuing to operate the mine, divestiture, or placing the operation on care and maintenance.

Cash costs for Q1 2012 were $33.06 per ounce as compared to $4.65 per ounce a year ago. The higher cash costs were largely a result of the lower silver production, combined with a 10% increase in operating costs attributed primarily to higher labour costs, and decreased by-product credits due to production decreases and lower base metal prices.

Capital expenditures at Quiruvilca during Q1 2012 totalled $0.2 million primarily on equipment replacements.

•	Alamo Dorado Mine

	Three months ended
	March 31,
	2012	2011
Tonnes milled	444,134	468,370
Average silver grade – grams per tonne	112	99
Average gold grade – grams per tonne	0.36	0.33
Average silver recovery - %	85.5	81.1
Silver – ounces	1,261,211	1,296,742
Gold – ounces	4,249	4,378
Copper – tonnes	18	23

Cash costs per ounce (1)	$4.22	$4.93
Total costs per ounce (1)	$6.78	$8.59

Payable ounces of silver	1,257,241	1,291,264

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Alamo Dorado continued to be the Company’s largest silver producer in Q1 2012, producing 1.3 million ounces of silver. Silver production was in line with Q1 2011 production levels despite lower throughput rates which were offset by higher silver grades and recovery.

Cash costs for Q1 2012 were $4.22 per ounce, down slightly from $4.93 per ounce a year ago as increases in operating costs were offset by increased by-product credits on account of higher gold prices.

Capital expenditures at Alamo Dorado during Q1 2012 totalled $2.1 million primarily for plant equipment upgrades and mine equipment additions.

Pan American Silver Corp.	9

•	La Colorada Mine

	Three months ended
	March 31,
	2012	2011
Tonnes milled	103,732	98,738
Average silver grade – grams per tonne	374	388
Average silver recovery - %	89.4	89.1
Silver – ounces	1,115,855	1,101,894
Gold – ounces	1,179	1,070
Zinc – tonnes	1,392	1,060
Lead – tonnes	696	589

Cash costs per ounce (1)	$7.74	$6.73
Total costs per ounce (1)	$8.40	$7.63

Payable ounces of silver	1,058,113	1,050,185

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Silver production at the La Colorada mine in Q1 2012 was 1.1 million ounces as the mine achieved stable operations consistent with the comparable quarter last year.

In Q1 2012, cash costs increased by 15% to $7.74 as compared to the same period last year. This was mainly due to higher costs that were partially offset by higher by-product credits as a result of increased by-product production and gold prices.

Capital expenditures at La Colorada during Q1 2012 totaled $4.4 million. The capital was spent on the sulfide tailings facility expansion, developmental drilling and equipment replacements.

•	San Vicente Mine*

	Three months ended
	March 31,
	2012	2011
Tonnes milled	72,146	61,046
Average silver grade – grams per tonne	413	361
Average zinc grade - %	2.44	2.15
Average silver recovery - %	89.6	90.3
Silver – ounces	859,506	639,611
Zinc – tonnes	1,389	959
Copper – tonnes	-	123
Lead – tonnes	93	-

Cash costs per ounce (1)	$19.01	$13.49
Total costs per ounce (1)	$22.60	$18.01

Payable ounces of silver	777,097	584,986
*	Production and interest figures are for Pan American’s 95.0% share only.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Silver production at the San Vicente mine in Q1 2012 was 0.9 million ounces, a 34% increase from the 0.6 million ounces during the same quarter last year. The increase in both silver and zinc production was a result of increased throughput rates as compared to Q1 2011 during which the mine experienced several operational disruptions. In addition, the current quarter saw the mining of better than expected grades.

Cash costs at San Vicente were $19.01 per ounce, which was 40% higher than the comparable quarter last year. The higher cash costs were a result of higher royalty charges on account of the royalty rate due to COMIBOL, the Company’s joint venture partner, having increased from 9.4% to 37.5% following the period of investment payback, increased concentrate treatment and refining charges, and general operating cost pressures.

Pan American Silver Corp.	10

Capital expenditures at San Vicente during Q1 2012 totalled $0.4 million and consisted mainly of equipment upgrades.

•	Manantial Espejo Mine

	Three months ended
	March 31,
	2012	2011
Tonnes milled	179,112	170,192
Average silver grade – grams per tonne	168	165
Average gold grade – grams per tonne	2.37	2.20
Average silver recovery - %	89.7	92.1
Silver – ounces	860,257	858,633
Gold – ounces	12,636	11,863

Cash costs per ounce (1)	$8.76	$8.56
Total costs per ounce (1)	$17.40	$16.41

Payable ounces of silver	858,537	856,916

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance Measures for a detailed reconciliation of these measures to our production costs.

Silver production at the Manantial Espejo mine in Q1 2012 was 0.9 million ounces, in line with the same quarter last year, as expected lower silver recoveries were offset by planned increased throughput, despite import restrictions that continue to negatively affect operations.

Cash costs per ounce increased slightly from $8.56 in Q1 2011 to $8.76 in Q1 2012. Cash costs were held steady as higher gold by-product credits resulting from an increase in gold production and increased gold prices were offset by higher operating costs due to an increase in labor and other operating costs incurred to mitigate import restrictions that are affecting equipment availability.

Capital expenditures at Manantial Espejo during Q1 2012 totaled $2.4 million. This consisted mainly of plant equipment upgrades, mine development, including a major ventilation raise, and mine equipment upgrades.

Overview of Q1 Financial Results

For the three months ended March 31, 2012, the Company’s revenues and mine operating earnings increased primarily due to higher realized silver and gold prices as well as higher quantities of almost all metals sold, although these effects were partially offset by lower base metal prices and cost pressures prevalent across the entire mining industry. Net income decreased from the comparable period of 2011 due primarily to closing costs associated with the Minefinders Transaction, which were expensed, and increased taxes on operating profits. Adjusting for the benefit of a $2.7 million gain on derivatives and the Minefinders transaction costs of $13.8 million in the current period, a gain on derivatives of $27.5 in Q1 2011, adjusted earnings were $61.4 million for Q1 2012 compared to $65.2 million in 2011.

Pan American Silver Corp.	11

The table following sets out selected quarterly results for the past nine quarters, which are stated in thousands of U.S. dollars, except for the per share amounts.

Quarter Ended (Unaudited)
2012	March 31,
Revenue	$228,819
Mine operating earnings (1)	$101,896
Attributable earnings for the period	$49,883
Adjusted attributable earnings for the period(2)	$61,022
Basic earnings per share	$0.47
Diluted earnings per share	$0.47
Cash flow from operating activities	$37,395
Cash dividends paid per share	$0.0375
Other financial information
Total assets	$3,434,430
Total long term financial liabilities	$177,755
Total attributable shareholders’ equity	$2,743,411

	Quarters Ended (Unaudited)				Years Ended
2011	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$190,481	$231,866	$220,567	$212,361	$885,275
Mine operating earnings (1)	$96,018	$118,629	$106,208	$88,270	$409,125
Attributable earnings for the period	$92,161	$112,623	$52,354	$95,356	$352,494
Adjusted attributable earnings for the period(2)	$64,638	$76,093	$45,573	$64,362	$250,666
Basic earnings per share	$0.86	$1.04	$0.49	$0.89	$3.31
Diluted earnings per share	$0.60	$1.04	$0.48	$0.89	$3.31
Cash flow from operating activities	$59,465	$104,127	$90,896	$104,967	$359,455
Cash dividends paid per share	$0.025	$0.025	$0.025	$0.025	$0.10
Other financial information
Total assets					$1,951,796
Total long term financial liabilities					$118,984
Total attributable shareholders’ equity					$1,593,839

2010	March 31	June 30	Sept. 30	Dec. 31	Dec. 31
Revenue	$135,819	$150,558	$164,530	$195,646	$646,553
Mine operating earnings (1)	$37,776	$52,269	$61,293	$89,777	$241,115
Attributable earnings (loss) for the period	$26,276	$(6,262)	$21	$(6,324)	$13,711
Adjusted attributable earnings for the period(2)	$17,128	$4,504	$27,372	$55,368	$104,372
Basic earnings (loss) per share	$0.25	$(0.06)	$0.00	$(0.06)	$0.13
Diluted earnings (loss) per share	$0.24	$(0.04)	$0.00	$(0.07)	$0.13
Cash flow from operating activities	$48,646	$45,338	$65,066	$83,206	$242,256
Cash dividends paid per share	$0.025	$-	$0.025	$0.025	$0.075
Other financial information
Total assets					$1,738,796
Total long term financial liabilities					$228,054
Total attributable shareholders’ equity					$1,341,358

(1)	Mine operating earnings are equal to revenue less production costs, depreciation and amortization, and royalties which is considered to be substantially the same as gross margin.
(2)	Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section, Alternative Performance Measures, of this MD&A for a calculation of adjusted earnings for the period.

Pan American Silver Corp.	12

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period. As seen below, there was an increase in the realized precious metal prices and an increase in quantities of all metals sold in 2012 compared to 2011, with the exception of copper.

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended March 31,		Three months ended March 31,
	2012	2011	2012	2011
Silver – in ounces	$33.00	$31.14	5,227,341	4,623,293
Gold – in ounces	$1,706	$1,385	19,158	16,410
Zinc – in tonnes(1)	$2,021	$2,403	10,694	6,887
Lead – in tonnes(1)	$2,077	$2,612	3,975	3,328
Copper – in tonnes(1)	$7,918	$9,497	691	832

(1)	Metal price stated as cash settlement per tonne.

•	Income Statement

Earnings for Q1 2012 were $50.2 million, compared to earnings of $92.7 million in Q1 2011. Basic earnings per share were $0.47 compared to $0.86 in the comparable period. Adjusting for the benefit of a $2.7 million gain on derivatives and the Minefinders transaction costs of $13.8 million in the current period and a gain on derivatives of $27.5 million in 2011, adjusted earnings were $61.4 million for Q1 2012 compared to $65.2 million in 2011 (please refer to the section, “Alternative Performance Measures”, of this MD&A for a description of adjusted earnings). Adjusted earnings per share were $0.58 compared to $0.61 for the corresponding period in 2011. Adjusted earnings benefited from increases in the realized precious metal prices received as well as higher quantities of metal sold; however this was offset by a decrease in base metal prices, costs escalations and other factors discussed in the section “Operating Performance”, increased general and administrative expenses as well as exploration and project development expense.

Revenue for Q1 2012 was $228.8 million, a $38.3 million or 20% increase from revenue for one year ago. This increase was primarily a result of higher precious metal prices realized and higher quantities sold offset by decreases in the price of base metals realized. When compared to the prior year, the quantities of silver, gold, zinc, and lead sold increased by 13%, 17%, 55% and 19%, respectively, while sales of copper declined by 17% due primarily to the timing of shipments.

Mine operating earnings increased to $101.9 million in Q1 2012, an increase of 6% from the $96.0 million generated in the comparable period. This increase resulted primarily from the benefit of selling higher quantities of metals and realizing higher precious metal prices. Mine operating earnings are equal to revenue less production costs, depreciation and amortization, and royalties which is considered to be substantially the same as gross margin and further discussed in the section “Alternative Performance Measures”.

Income taxes for Q1 2012 were $30.8 million, a $5.8 million increase from the $25.0 million income tax provision recorded in the corresponding period in 2011 and are comprised of current and deferred income taxes.

This increase was primarily a consequence of the effects of various temporary and permanent differences as shown in the table below, which result in effective tax rates that vary considerably from the comparable period and from the amount that would result from applying the Canadian statutory income tax rates to earnings before income taxes. The main factors which have affected the effective tax rates for the quarter ended March 31, 2012 and the comparable period of 2011 were the unrealized gains on the Company’s warrants position, foreign income tax rate differentials, and non-recognition of certain deferred tax assets. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

Pan American Silver Corp.	13

	Three months ended March 31,
	2012	2011
Income before taxes	81,074	117,673
Statutory tax rate	25%	26.50%
Income tax expense based on above rates	$20,269	31,183
Increase (decrease) due to:
Non-deductible expenses	326	557
(Increase) decrease to estimated deductible expenses	2,389	(3,471)
Change in net deferred tax assets not recognized	3,464	(812)
Non-taxable unrealized gain on derivative financial instruments - warrants	(665)	(7,294)
Foreign tax rate differences	4,460	3,117
Effect of other taxes paid (mining and withholding)	1,045	1,274
Change in net deferred tax assets not recognized for exploration expenses	774	989
Other	(1,233)	(549)
	$30,829	24,994
Effective tax rate	38.03%	21.24%

•	Statement of Cash Flows

Net cash generated from operating activities was $37.4 million in Q1 2012, a 37% decrease from the $59.5 million generated in the comparable period a year ago. The decrease in cash flow from operating activities resulted primarily from a $52.1 million increase in the payment of income taxes, which were accrued during 2011, partially offset by a positive contribution from changes in non-cash working capital that generated $9.4 million compared with a non-cash working capital use of $23.1 million in 2011. The net non-cash working capital generated in the current period consisted primarily of a $17.4 million increase in accounts payables due to normal course timing of payments, offset by decreases in accounts receivable of $4.8 million and inventories of $4.2 million. In 2011, non-cash working capital was primarily affected by increases in inventory and accounts receivable.

Investing activities generated $248.5 million in Q1 2012, inclusive of the effects on cash of the Minefinders transaction. As part of the consideration paid for Minefinders, the Company paid $165.4 million in cash but acquired $251.9 million of cash for a net cash acquisition of $86.5 million. During the quarter, net short-term investments liquidations of $180.8 million were primarily used to fund the cash component of the transaction. The balance of investing activities consisted primarily of spending $21.4 million on capital expenditures at all operations and the Navidad project and net refundable VAT collections of $2.0 million in Argentina and Bolivia.

Investing activities used $65.9 million in the comparable period of 2011, inclusive of $44.6 million invested in short-term investments and capital expenditures of $17.2 million. In addition, net $4.2 million was paid as refundable VAT in Argentina and Bolivia.

Financing activities in Q1 2012 used $3.8 million, whereas financing activities in 2011 generated $1.8 million. Cash used in financing activities in the current period was primarily a result of $3.9 million in dividend payments to our shareholders.

In 2011, the $1.8 million in cash used by financing activities consisted primarily of $1.1 million from the exercising of warrants and options, offset by $2.7 million in dividend payments to our shareholders.

2012 Operating outlook

Consolidated silver production for the three months ended March 31, 2012 was 5.5 million ounces, in line with the full year forecast range of 21,5 to 22,5 million silver ounces as indicated in the December 31, 2011 MD&A that did not include the Dolores mine acquired with Minefinders.  Cash costs in Q1 2012 of $10.49 per ounce were below management’s forecast of $12.50 to $13.50 per ounce for the full year 2012.  This was mainly due to the combination of higher than expected by-product production and gold price, partially offset by lower than expected by-product base metal prices as direct operating costs were collectively within Management’s expectations. For the operations other than Dolores, the Company continues to expect 2012 consolidated silver production between 21.5 to 22.5 million silver ounces at cash costs in the ranges disclosed for each of the mines in the MD&A of the Company for the year ended December 31, 2011. With the Dolores mine expected to produce an additional 2.8 million to 3.0 million silver ounces at cash costs in the range of $5.00 to $6.00 per ounce, the total outlook for 2012 silver production is 24.25 million to 25.5 million silver ounces at cash costs of $11.50 to $12.50 per silver ounce.

Pan American Silver Corp.	14

Consolidated production of gold was 19,496 ounces, which was in line with the full year forecast range of 75,000 to 80,000 ounces that did not include the Dolores mine acquired with Minefinders. The full year forecast of gold production updated to include the Dolores mine is 124,000 to 133,000 ounces. Management continues to believe in the accuracy of its forecasted 2012 base metal production of zinc (33,000 – 34,000 tonnes), lead (11,000 – 11,500 tonnes) and copper (2,500 – 3,000 tonnes) as contained in the MD&A of the Company for the year ended December 31, 2011, filed with the Canadian and United States securities regulatory authorities.

Liquidity Position

The Company’s cash and short-term investments balance at March 31, 2012 was $594.2 million, which was an increase of $103.0 million from the balance at December 31, 2011. The Minefinders transaction described previously impacted the allocation of cash and short term investments in addition to an overall increase in liquidity with cash increasing in the quarter by $281.9 million from the balance at December 31, 2011 while the balance of the Company’s short-term investments at March 31, 2012 decreased by $178.9 million from December 31, 2011. This increase in liquidity resulted primarily from cash acquired in the transaction in addition to the cash generated by operating activities, partially offset by capital expenditures on property, plant and equipment and the payment of dividends to our shareholders. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at March 31, 2012 was $782.8 million, an increase of $216.4 million from the prior year-end’s working capital of $566.4 million. The increase in working capital was primarily due to the $168.1 million net working capital increase including cash paid from the Minefinders transaction. In addition to the net cash acquired in the transaction as described previously, the working capital acquired also includes a significant amount of inventory on leachpads offset by operating account payables and accruals. Current income tax liabilities decreased due to the timing of payments made in the quarter.

The Company’s financial position at March 31, 2012, the undrawn $150 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and projects, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total shareholders’ equity at March 31, 2012 was $2,752.0 million, an increase of $1,149.9 million from $1,602.1 million at December 31, 2011, primarily as a result of the 49.4 million shares issued in the acquisition of Minefinders and positive net earnings of the current period. As at March 31, 2012, the Company had approximately 153.9 million common shares outstanding for a share capital balance of $2,331.4 million. The basic weighted average number of common shares outstanding was 105.0 million shares for the quarter ended March 31, 2012.

Pan American Silver Corp.	15

On August 26, 2011 the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to make a normal course issuer bid to purchase up to 5,395,540 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares as of August 24, 2011.  No purchase of shares occurred in Q1 2012. Purchases pursuant to the share buy-back program are required to be made on the open market through the facilities of the TSX and the Nasdaq Global Select Market (“NASDAQ”) at the market price at the time of acquisition of any common shares in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.  The period of the share buy-back program began on September 1, 2011 and will continue until August 31, 2012 or an earlier date should the Company complete its purchases. Pan American had not acquired any of its own common shares within the 12 month period prior to initiating the share buy-back program and is not obligated to make any purchases.  All common shares acquired by the Company under the share buy-back program will be cancelled and purchases will be funded out of Pan American’s working capital.

In total, the Company has purchased 3,582,200 shares since the start of the share buy-back program and all these purchases occurred in 2011. As of the date of this MD&A, the Company had 153,895,143 common shares outstanding.

Pan American initiated the share buy-back program because, in the opinion of its board of directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a normal course issuer bid filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at March 31, 2012, the Company had approximately 3.0 million stock options outstanding, with exercise prices in the range of CAD $15.27 and $40.22 and a weighted average life of 37 months, including 1.8 million replacement options issued to holders of Minefinders options with the closing of the transaction. Approximately 2.5 million of the stock options were vested and exercisable at March 31, 2011 with an average weighted exercise price of $21.23 per share. Additionally, as described in the section “Minefinders Transaction”, the Company has outstanding convertible notes that could result in the issuance of a variable amount of common shares.

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at May 15, 2012
Common shares	153,895,143
Warrants	7,814,960
Options	2,878,843
Total	164,588,946

The above noted warrants, all of which were issued as part of the Aquiline acquisition in December of 2009, expire in December 2014, and have an exercise price of CAD $35.00.

Investments and Investment Income

At the end of the current quarter, cash plus short-term investments were $594.2 million, a $103.0 million increase from December 31, 2011, as described in the “Liquidity and Capital Resources” section above.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Investment income for the quarter ended March 31, 2012 totalled $1.2 million (2011 - $0.4 million) and consisted mainly of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

Pan American Silver Corp.	16

Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts. At March 31, 2012, the Company had lead option contracts for 3,600 tonnes, which have the effect of ensuring a price between $2,000 and $2,620 per tonne on that quantity of lead, settling monthly during 2012. At the date of this MD&A, these positions had an insignificant mark-to-market valuation difference from that shown on the balance sheet of $0.4 million due to the market price of this commodity having remained relatively stable since the end of the current quarter.

The Company recorded a gain on settled commodity contracts of $0.4 million in the current quarter, compared to a gain of $0.2 million in Q1 2011.

A part of the Company’s operating and capital expenditures are denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to USD. At March 31, 2012 and at the date of this MD&A, the Company had no outstanding foreign currency contracts but did hold cash and short term investments of $87.7 million in CAD and $49.2 million in Mexican pesos at the balance sheet date.

The carrying value of share purchase warrants and the conversion feature on convertible notes are at fair value, while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments. Under IFRS, the share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives. The Company used as its assumptions for calculating fair value of the 7,814,960 warrants outstanding at March 31, 2012 a risk free interest rate of 1.2%, expected stock price volatility of 41%, expected life of 2.7 years (expiry in December 2014), expected dividend yield of 0.7%, a quoted market price of the Company’s shares on the Toronto Stock Exchange of $22.01, an exchange rate of 1 CAD to USD of 0.999 and an exercise price of CAD $35.00 per share. The changes in the valuation of these share purchase warrants create a permanent difference for tax purposes and may result in significant volatility of our effective tax rate. The Company recorded a gain on the revaluation of the warrants of $2.7 million in Q1 2012, compared to a gain of $27.5 million in 2011.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and will be adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Pan American Silver Corp.	17

Contractual Commitments and Contingencies

The Company had the following contractual obligations at March 31, 2012:

Payments due by period (in thousands of USD)
	Total	Less than a year	1 - 3 years	3- 5 years	After 5 years
Finance lease obligations (1)	$34,775	23,844	10,931	-	-
Current liabilities(2)	144,006	144,006	-	-	-
Long term income taxes payable	3,154	-	-	3,154	-
Severance accrual	6,006	3,949	-	2,057	-
Contribution plan(3)	3,290	3,290	-	-	-
Convertible notes(4)	36,235	-	-	36,235
Total contractual obligations(5)	$227,466	175,089	10,931	41,446	-

(1)	Includes lease obligations in the amount of $10.3 million (December 31, 2011 - $10.1 million) with a net present value of $10.1 million (December 31, 2011 - $9.8 million) and equipment and construction advances in the amount of $24.4 million (December 31, 2011 - $21.9 million); both discussed further in Note 12 to the financial statements.
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table which also include amounts expected to be paid but not accrued in the books of the Company.
(3)	In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 15 to the financial statements. Contract commitments for the plan, payable in CAD, represent minimum payments expected to be paid out, which are presented above in USD at the period-end rate.
(4)	Represents the face value of the replacement convertible note related to the Minefinders acquisition discussed in the section Minefinders Transaction.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the liability arising from Aquiline acquisition, and deferred tax liabilities.

General and Administrative

General and administrative costs, including stock based compensation, increased to $5.5 million from $3.7 million in the comparative period. This increase was primarily as a result of the addition of several new positions in 2011 and expenses related to increased business development activity including increased use of consultants and travel.

Exploration and Project Development

Exploration and project development expenses in Q1 2012 were $7.2 million compared to $2.9 million incurred in Q1 2011. The expenses recorded in this quarter primarily represented the exploration and project development expenses incurred for the advancement of the Navidad project, in addition to increased exploration done in the vicinity of our existing mines. While the evaluation costs at the Navidad project are capitalized, which is the majority of the spending at the project, there is variability in the nature of the expenses incurred causing fluctuation in the expense recorded period to period.

Alternative Performance Measures

•	Cash and Total Costs per Ounce of Silver

The alternative performance measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, provided in the following table is the detailed reconciliation of these measures to the production costs, as reported in the Consolidated Income Statements for the periods under review.

Pan American Silver Corp.	18

		Three months ended
Cash and Total Cost per Ounce Reconciliation		March 31,
(in thousands of U.S. dollars)		2012	2011
Production Costs		$97,487	$71,245
Add/(Subtract)
Royalties		9,205	3,900
Smelting, refining, and transportation charges		16,741	16,645
By-product credits		(67,321)	(63,580)
Worker’s participation & voluntary payments		(950)	(1,752)
Change in inventories		1,154	14,664
Other		(698)	(545)
Non-controlling interest adjustment		(1,342)	(686)
Cash Operating Costs	A	54,276	39,891

Add/(Subtract)
Depreciation and amortization		20,231	19,318
Accretion of closure & decommissioning liability		793	807
Change in inventories		(1,458)	(1,622)
Other		(263)	(164)
Non-controlling interest adjustment		(360)	(258)
Total Costs	B	$73,219	$57,972

Payable Silver Production (oz.)	C	5,172,994	5,093,473

Cash cost per ounce	(A*$1000)/C	$10.49	$7.83
Total costs per ounce	(B*$1000)/C	$14.15	$11.38

•	Adjusted Earnings

Adjusted earnings is a non-GAAP measure calculated as net earnings for the period adjusting for the gain or loss recorded on fair market value adjustments on the Company’s outstanding warrants, and in Q1 2012, the transaction costs arising from the Minefinders transaction. In Q1 2012, adjusting the net earnings of $50.2 million for the benefit of a $2.7 million gain on derivatives and the Minefinders transaction costs of $13.8 million, and the gain on derivatives of $27.5 in Q1 2011, the adjusted net income was $61.4 million and $65.2 million in these periods, respectively. The Company considers this measure to better reflect normalized earnings as it does not include unrealized gains or losses from outstanding warrants, which may be volatile from period to period, and from the transaction specific closing costs, which are a non-recurring item.

	Three months ended March 31,
Adjusted Earnings Reconciliation	2012	2011
Net earnings for the period	50,245	92,679
Adjust derivative gains	(2,660)	(27,523)
Adjust acquisition cost	13,799	-
Adjusted earnings	61,384	65,156
Non-controlling interests	(362)	(518)
Adjusted attributable earnings for the period	61,022	64,638

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40-F filed with the SEC; and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2011.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

Pan American Silver Corp.	19

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia, where the majority of Pan American’s operations are conducted. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced re-negotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company’s Mexican operations Alamo Dorado and La Colorada suffered from armed robberies of doré within the past two years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

In September 2011, Peru’s Parliament approved new laws to change the scheme for royalty payments and to introduce a new special mining tax, which are effective from October 1, 2011. Under the previous tax scheme, royalties were based on net revenue. Under the current law, royalties are based on operating profit and royalty rates that vary depending on operating margins. In the case that the calculated royalty payments are less than 1% of net revenue, then the Company will pay a minimum royalty of 1% of net revenue.  Additionally, a new special mining tax has been introduced which is also based on operating profits and a tax rate that also varies depending on operating margins. The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

In October 2011, the Federal Government of Argentina promulgated an “economic emergency” decree requiring all oil, gas and mining exporters to repatriate 100% of revenue receipts, in an attempt to stem ongoing capital flight.  Pan American is currently assessing the implications the new regulation will have on its Manantial Espejo mine and its development projects in Chubut and Rio Negro.  Currently, management believes that the likely impact would come in the form of additional transaction fees associated with the repatriation of funds; however, the precise methods of application of the decree are still being formulated by the Government and are being analyzed by the Company as further details are determined.

In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries. There is no certainty the government of Bolivia will not take steps to implement such measures targeting the mining industry, and in early 2009, a new constitution was enacted that further entrenches the government’s ability to amend or enact such laws, including those that may affect mining. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

Pan American Silver Corp.	20

In early 2011, media reports from Bolivia indicated that the Bolivian government was considering unilaterally terminating contracts and taking control of several privately-operated mines (formerly operated by the government). On May 1, 2011 Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

Critical Judgements In The Application Of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should refer to Note 2 of the consolidated financial statements for the year ended December 31, 2011, for the Company’s summary of significant accounting policies including discussion of “Significant Judgements in Applying Accounting Policies and Key Sources of Estimation Uncertainty”.

Changes IN Accounting STANDARDS

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011. The Company anticipates that the most significant of these standards relate to the following:

Accounting standards issued and effective January 1, 2013

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company does not anticipate the application of IFRS 10 to have a material impact on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Pan American Silver Corp.	21

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the IASB in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirements to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Subsequent Events

As described in the Q1 Highlights section, in early April 2012, the Company provided notice to Orko that it had decided not to deliver a feasibility study before April 13, 2012 for the La Preciosa project as required under the terms of the joint venture agreement between Orko and Pan American. As a result, Pan American is relinquishing its right to earn a 55% interest in the La Preciosa project and Orko will retain 100% of the project. Because the Company had no carrying value in this project, there is no loss on relinquishment of the project.

As described in the section Minefinders Transaction, on April 19, 2012 the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) related to the Notes acquired in the Minefinders transaction.

Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

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c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2012 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Michael Steinmann, P.GEO., Executive VP Geology & Exploration, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this Management Discussion & Analysis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ABILITY OF THE COMPANY TO sucessfully integrate minefinders and its subsidiaries; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS, AS REFLECTED IN technical reports OR OTHER analyses PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

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THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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